K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 9, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Eagle Series Trust Post-Effective Amendment No.1 to Registration Statement on Form N-14

Dear Sir or Madam:
Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Eagle Series Trust (“Trust”) is Post-Effective Amendment No. 1 to the Trust’s currently effective Registration Statement on Form N-14.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust. The Registration Statement includes a Combined Prospectus and Information Statement to be delivered to the shareholders of Eagle Small Cap Stock Fund (the “Target Fund”), a series of the Trust.
The purposes of this filing are to (1) update the Trust’s financial statements in the Registration Statement; (2) update other information and make other non-material changes to the Trust’s prospectus and statement of additional information; and (3) respond to comments  from the staff of the U.S. Securities and Exchange Commission.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.
The Trust elects that this filing become effective immediately, pursuant to Rule 485(b) under the 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.
Very truly yours, /s/ Kathy Kresch Ingber Kathy Kresch Ingber